

May 15, 2009

Gregory Ruff
President
KOKO, LTD.
6411 So. Auer Street
Spokane, Washington 99223

> **Re:** **KOKO LTD.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2009**
> **File No. 333-157878**

Dear Mr. Ruff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated May 12, 2009. As previously noted, in Securities Act Release 6932 the Commission also stated that it would scrutinize offerings "for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." We note the substantial similarity between your filing and the registration statement on Form S-1 (File No. 333-157970) filed by QE Brushes, Inc., including, but not limited to management, shareholder base and selling shareholders. Please provide your analysis as to why the proposed operations with respect to your company are not commensurate in scope with those ordinarily associated with a blank check company, specifically addressing the similarities with the QE Brushes filing. Please also

provide us with the names of all shells Mr. Ruff has offered to sell or sought to "match up" with an operating target company.

2. We note your response to comment two from our letter dated May 12, 2009. We have considered your response and based on the information we have we are unable to concur with your conclusion. In this regard, we note that:

    - it appears that the company is registering all of the shares held by persons other than Messrs. Ruff and Littler;
    - the selling shareholders are "friends and relatives" of Messrs. Ruff and Littler; and
    - the selling shareholders have held the shares for a limited period of time.

    As a result, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares into the market through affiliated parties. If you disagree, please provide us with your legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. Please see Compliance and Disclosure Interpretation 612.09, which you can find at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3. We note your response to comment three from our letter dated May 12, 2009. Note 172 to Securities Act Release 8869 which you reference further states that "Rule 144(i)(1)(i) is not intended to capture a "startup company," or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having "no or nominal operations." We note that you have not yet (i) filed a patent application (page 12), (ii) identified or entered into any agreements with suppliers or manufacturers (page 15), (iii) commenced development of your product (page 15), or (iv) incurred any material operating expenses (page 16). In light of these facts, please provide your analysis as to why your activities to date would be deemed be comparable to those of a start-up company and therefore more than "nominal operations."

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or me at (202) 551-3257 with any questions.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief

Cc: Conrad C. Lysiak (via facsimile)